Filed Pursuant to Rule 433

Registration Statement No. 333-230796

Pricing Term Sheet

Dated September 9, 2021

$500,000,000

Flowserve Corporation

2.800% Senior Notes due 2032

Final Term Sheet

September 9, 2021

Issuer:	Flowserve Corporation

Size:	$500,000,000

Offering Format:	SEC Registered

Maturity Date:	January 15, 2032

Coupon (Interest Rate):	2.800%

Yield to Maturity:	2.839%

Spread to Benchmark Treasury:	155 bps

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Yield:	1.289%

Price to Public:	99.656% of the principal amount

Interest Payment Dates:	Semiannually on January 15th and July 15th, commencing January 15th, 2022

Make-Whole Call:	Make-whole at T + 25 bps (before October 15, 2031 (three months prior to the Maturity Date)) plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Par Call:	At any time on or after October 15, 2031 (three months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Change of Control Offer:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Trade Date:	September 9, 2021

Settlement Date*:	September 23, 2021 (T+10)

CUSIP / ISIN:	34355J AB4 / US34355JAB44

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC Mizuho Securities USA LLC

Passive Bookrunner:	BNP Paribas Securities Corp.

Co-Managers:

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

BBVA Securities Inc.

Huntington Securities, Inc.

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Expected Ratings**:	Moody’s: Baa3
S&P: BBB-
Fitch: BBB-

*

It is expected that delivery of the Notes will be made against payment for the Notes on or about September 23, 2021, which will be the tenth business day following the date hereof (this settlement cycle being referred to as T+10). Under Rule 15c6-1 of the Exchange Act (as defined below), trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it toll free by calling BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or Mizuho Securities USA LLC toll-free at (866) 271-7403.

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